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                             January 12, 2024

       Bryan DeBoer
       Chief Executive Officer
       Lithia Motors Inc.
       150 N. Bartlett Street
       Medford, Oregon 97501

                                                        Re: Lithia Motors Inc
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 8, 2023
                                                            File No. 001-14733

       Dear Bryan DeBoer:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed March 8, 2023

       Pay Versus Performance, page 56

   1. We note that you have included adjusted-EPS, a non-GAAP measure, as your Company-
                                                        Selected Measure
pursuant to Regulation S-K Item 402(v)(2)(vi). Please provide disclosure showing how
this number is calculated from your audited financial statements, as required by
Regulation S-K Item 402(v)(2)(v). If the disclosure appears in a different part of the definitive
proxy statement, you may satisfy the disclosure requirement by a cross-reference
thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure
requirement.
   2. We note the disclosure provided under the heading "Description of Relationships Between
                                                        Compensation Actually
Paid and Specified Performance Measures." Please ensure that you provide a clear
description of each separate relationship indicated in Regulation S-K
                                                        Item 402(v)(5)(i)-(iv),
including clear descriptions of the relationship between
                                                        compensation actually
paid and each of your TSR, net income, Company-Selected
                                                        Measure, and any
additional performance measures included in the pay versus
                                                        performance table.
 Bryan DeBoer
FirstName  LastNameBryan  DeBoer
Lithia Motors Inc.
Comapany
January 12,NameLithia
            2024       Motors Inc.
January
Page  2 12, 2024 Page 2
FirstName LastName
       Please contact Marion Graham at (202) 551-6521 or Jennifer Zepralka at
(202) 551-2243
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Disclosure Review
Program